[SHIP LOG VANGUARD /(R)/]



                                                  P.O. Box 2600 Valley Forge, PA
                                                  19482-2600

                                                  610-503-2398


January 26, 2009

via electronic filing

Christian Sandoe, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:      VANGUARD BOND INDEX FUNDS (THE "TRUST")
         FILE NO. 33-6001


Dear Mr. Sandoe:

This letter responds to your comments of January 26, 2009, on Post-Effective Amendment No. 50 to the Trust's registration statement, which was filed on January 23, 2009. The amendment seeks to add a new series, Vanguard Total Bond Market II Index Fund (the "Fund"), to the Trust. This correspondence follows the telephone conversation we had on Monday afternoon, January 26,2009.


COMMENT 1:    PART C -- INDEX TO EXHIBTS
COMMENT:      The exhibits included with Post-Effective Amendment No. 50 do not include a "Consent of the Independent Registered Public Accounting
              Firm" consenting to the use of their name in the Registration
              Statement.

RESPONSE:     We discussed this Registration Statement with our independent auditors and agreed that no Consent is required for Post-Effective Amendment No. 50 because (1) the Fund has not yet commenced operations and therefore has no Financial Highlights or Financial Statements, and (2) the Independent Registered Public
              Accounting Firm's name is referenced only under "Service
              Providers" on page B-2 of the Registration Statement.


COMMENT 2:       TANDY REQUIREMENTS
------------------------------------
As required by the SEC, the Fund acknowledges that:

o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Barry M. Mendelson at 610-503-2398 with any other questions or comments regarding this letter or the related post-effective amendment of the Trust's registration statement.


                                                                      Sincerely,




                                                    Barbara L. Finn
                                                    Supervisor

                                                    The Vanguard Group, Inc.